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                                                                  EXHIBIT (a)(6)

                                  NEWS RELEASE

         FURON COMPANY                        NORTON COMPANY
         29982 Ivy Glenn Drive                750 E. Swedesford Road
         Laguna Niguel, California 92677      Valley Forge, Pennsylvania 19482
         Contact: Ronald M. Bissell           Contact: Dorothy C. Wackerman
         Phone:   949-831-5350                Phone: 610-341-7428

     FOR IMMEDIATE RELEASE:

                    FURON COMPANY AGREES TO BE ACQUIRED BY
                                NORTON COMPANY,
                   A SUBSIDIARY OF COMPAGNIE DE SAINT-GOBAIN

September 19, 1999 -- Laguna Niguel, CA and Valley Forge, PA -- The Boards of Directors of Furon Company (NYSE: FCY) and Norton Company, a subsidiary of Compagnie de Saint-Gobain, today jointly announced the signing of a definitive agreement under which Norton will acquire all of Furon's outstanding shares at a cash price of $25.50 per share. This price represents a 56% premium over Furon's closing price on Friday, September 17, 1999, of $16.31. The value of the transaction is approximately $472 million to purchase Furon's shares and approximately $29 million to extinguish outstanding options, plus the assumption of approximately $116 million in net financial debt.

Furon is a leading designer, developer and manufacturer of highly engineered products made primarily from specially formulated high-performance polymer materials. "This acquisition marks a major step in our growth strategy," noted Robert C. Ayotte, Executive Vice President of Norton and President of Saint-Gobain's worldwide performance plastics business unit. "Furon's impressive line of products, strong cash flow, and management expertise will perfectly complement and add value to Norton's current operations," he said. On a pro forma basis for calendar year 1999, the combined businesses are expected to have $830 million in worldwide sales and 5,500 employees.

"We feel that this transaction provides excellent value to our shareholders as well as exciting opportunities for employees and enhanced capabilities for our customers worldwide," said J. Michael Hagan, Furon's Chairman, President and Chief Executive Officer. Mr. Hagan has agreed to tender all of his shares of Furon common stock to Norton in the tender offer.
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Under the agreement, Norton Company will begin a tender offer on Friday,
September 24, 1999, to purchase all of the outstanding shares of Furon at $25.50 per share, net to the seller in cash (excluding any tax effect). The Board of Directors of Furon has recommended unanimously that its shareholders accept the Norton offer and tender their shares. The tender offer is scheduled to close at the end of October, but may be extended by Norton under certain conditions. Furon's Board of Directors has received a fairness opinion from Lehman Brothers, its financial advisor, stating that the offer price is fair to Furon shareholders from a financial point of view. Lazard Freres & Co. LLC acted as investment banker for Compagnie de Saint-Gobain in connection with the transaction.

The offer is made on the condition that Norton acquires at least 90% of all outstanding Furon shares. However, if more than 50% but fewer than 90% of such shares are tendered into the offer, Norton will under certain circumstances reduce the number of shares subject to the offer to 49.99% of the outstanding shares and subsequently pursue a merger with Furon. The transaction is subject to usual regulatory approvals and is not subject to financing.

In connection with the tender offer for Furon's shares, Furon plans within the next several weeks to repurchase its 8.125% Senior Subordinated Notes Due 2008.

Norton expects to rapidly implement technical, industrial and commercial synergies in the US and Europe. Norton will also focus on the opportunities presented through distributing a broader range of products to each company's customers, benefitting from the strong presence of Furon in the US and of the Norton Performance Plastics unit in Europe and Asia. All these elements will make the acquisition earnings enhancing for Compagnie de Saint-Gobain as early as the year 2000.

Norton Company is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain. A worldwide manufacturer serving a broad range of industries, Norton is the world's leading manufacturer of abrasives, and produces technologically advanced ceramics, plastics and chemical process products. Norton's performance plastics business unit processes high-performance plastics which are formed into flexible foams, bearings, flexible tubing, radomes, pressure sensitive tapes, labware fittings, sealants and films.

Saint-Gobain, one of the top 100 industrial companies in the world, is a leading producer of flat glass, glass containers, insulation, reinforcements, building materials, abrasives, industrial ceramics and piping. The company's 1998 sales totaled approximately $20 billion.

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Certain statements contained in this release are forward looking and involve risks and uncertainties. Those risks and uncertainties include, but are not limited to, the effect of general economic conditions, impact of competitive products and pricing, general product demand, industrial production and the other factors disclosed in Furon's Securities and Exchange Commission filings.


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